EXHIBIT 99.1

Eurand N.V. Olympic Plaza Fred. Roeskestraat 123 1076 EE Amsterdam The Netherlands Phone: + 31 20 673 2744
Commercial Register No. 33286876 VAT No. NL 74.07.294.B.01

BY REGISTERED MAIL

Amsterdam, 14 May 2008

Dear Shareholder:

Notice of the Annual General Meeting of Shareholders of Eurand N.V.

You are hereby invited to attend the Annual General Meeting of Shareholders of Eurand N.V. (the “Company”), which will be held on 30 May 2008 at 10:00 AM (CET) at our registered office in Amsterdam: Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands.

A copy of the agenda for the meeting is enclosed.

The document referred to in the agenda under 3 is available for inspection at the Company’s offices from the date hereof until the end of the meeting and you may obtain copies thereof free of charge.

In the event that you will not be able to attend the meeting, you may appoint a proxy holder to attend the meeting on your behalf and exercise your voting rights. In order for such an appointment to be effective, it needs to be in writing. We enclose a form of proxy that you can use in that respect.

If you decide to be represented by a proxy holder at the meeting, we would appreciate receiving a copy of the signed proxy form by 5:00 PM (CET) on 28 May 2008. Please fax it to the following number: + 31 20 557 1188 (Attn: Ms. Nicky To Nguyen).

Yours sincerely,

The Board of Directors
Eurand N.V.

Enc.
Agenda
Proxy Form

NOTICE
PROXY STATEMENT
RESOLUTION 2
RESOLUTION 3
RESOLUTION 4
RESOLUTION 5
RESOLUTION 6
RESOLUTION 7
OTHER MATTERS
AVAILABILITY OF ANNUAL REPORT

Eurand N.V. Olympic Plaza Fred. Roeskestraat 123 1076 EE Amsterdam The Netherlands Phone: + 31 20 673 2744
Commercial Register No. 33286876 VAT No. NL 74.07.294.B.01

AGENDA

OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF EURAND, N.V. TO BE HELD ON 30 MAY 2008 AT 10:00 AM (CET) AT THE OFFICES OF EURAND, N.V. AT OLYMPIC PLAZA, FRED. ROESKESTRAAT 123, 1076 EE AMSTERDAM, THE NETHERLANDS

1. Opening;

2. Report of the Board of Directors on the financial year 2007;

3. Adoption of the audited annual accounts for the financial year 2007;

4. Reservation- and dividend policy;

5. Discharge of the Directors for the past financial year;

6. Re-appointment of the auditor, Ernst & Young, for the financial year 2008;

7. Approval of the compensation of certain members of the Board of Directors for 2008;

8. Approval of an amendment to increase the shares issuable under the Eurand N.V. Equity Compensation Plan;

9. Authorization to the Board of Directors to issue shares, to grant rights to acquire shares and to exclude or restrict pre-emptive rights;

10. Authorization to acquire shares in own capital;

11. Any other business; and

12. Closing.

NOTICE

Notice is hereby given of the Annual General Meeting of Shareholders (the “Meeting”) of Eurand, N.V. (the “Company”), which will be held on Friday, 30 May 2008 at 10:00 AM (CET) at the Company’s offices located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands.

Accompanying this letter are the following documents: (1) annual report for Eurand N.V. for the year ended 31 December 2007 (enclosed separately in this package), (2) an agenda for the Meeting, which describes the business to be transacted at the Meeting, and (3) our proxy statement and proxy card, which, together, provide information on the proposals to be voted upon by our shareholders at the Meeting.

Copies of the documents listed above may be obtained free of charge at the Company’s offices by shareholders and other persons entitled to attend the meeting, upon request, as of 14 May 2008 until the close of the Meeting. Copies of these items are also available on the Company’s website: www.eurand.com/investor_information/shareholdermeetings.

The Board of Directors has determined that all shareholders of record, who were registered in the Company’s shareholders’ register held in The Netherlands or in the New York Registry on 5 May 2008 at 5:00 p.m. (EST) (the “Record Date”) or their proxies, are entitled to attend and vote at the Meeting.

Notice of the Meeting shall be published in national newspapers in The Netherlands and the USA in accordance with Article 20, paragraph 2 of the Company’s Articles of Association and the Company shall issue a press release announcing the Meeting. Forms of proxy and proxy cards shall be sent respectively to the registered shareholders and to the beneficial owners who hold the Company’s shares, directly or indirectly, through the Depository Trust Company (the “Investors”) as of the Record Date.

Exercise of Meeting Rights

Registered shareholders wishing to exercise their shareholder rights in person must notify the Board of Directors of their intention to attend the meeting no later than 5:00 PM (CET) on 23 May 2008, by sending a fax to +31 20 577 1188 (Attn: Ms. Nicky To Nguyen) stating (i) their name and (ii) the number of shares registered in their name. Registered shareholders wishing to exercise their shareholder rights by proxy must return the form of proxy completed in accordance with the instructions set forth therein, no later than 5:00 PM (EST) on 28 May 2008.

Investors may exercise their meeting rights by returning the proxy card completed in accordance with the instructions set forth therein, no later than 5:00 PM (EST) on 28 May 2008. Investors who wish to exercise their meeting rights in person must obtain a legal proxy from their bank or broker and notify the Company of their intention to attend by sending a fax to 31 20 577 1188 (Attn: Ms. Nicky To Nguyen) stating (i) their name, (ii) the number of shares beneficially owned and (iii) providing proof of share ownership no later than 5:00 PM (CET) on 23 May 2008.

Proof of identity and share ownership/legal proxies are required to be admitted to the Meeting.

If you have any questions about the proxy statement, the annual report, or any other aspect of the annual meeting, please contact investors@eurand.com.

THE BOARD OF DIRECTORS
EURAND, N.V.

PROXY STATEMENT

Proposed resolutions and shareholders’ information (including shareholders’ circular) for the
Annual General Meeting of Shareholders (“AGM”) of Eurand, N.V. (the “Company”)
to be held on 30 May 2008 in Amsterdam, Netherlands

RESOLUTION 1
(Agenda Item 3)

ADOPTION OF OUR ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2007

The Company’s Articles of Association require that the Company’s books close as of the last day of each financial year, and that the Board of Directors prepare the Annual Accounts within five (5) months of the close of each financial year. The Articles of Association further require that the Annual Accounts be examined by the auditor appointed for this purpose who shall issue a certificate containing the results thereof.

The Board of Directors reviewed and approved the Annual Accounts for the year ended 31 December 2007 at a meeting of the Board of Directors on 4 March 2008.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to adopt the 2007 Annual Accounts.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 1.

RESOLUTION 2
(Agenda Item 5)

GRANT OF DISCHARGE OF THE DIRECTORS

The Shareholders may grant the directors a discharge in respect of their management during the previous financial year to the extent such management follows from the 2007 Annual Accounts or from information otherwise provided to the AGM prior to the adoption of the 2007 Annual Accounts.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to discharge the directors for the financial year 2007.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 2.

RESOLUTION 3
(Agenda Item 6)

ASSIGNMENT OF ERNST & YOUNG TO SERVE AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE YEAR ENDING DECEMBER 31, 2008

The Company’s Articles of Association provide that the Shareholders at the AGM instruct an auditor to examine the Annual Accounts drawn up by the Board of Directors, to lay a report of their findings before the Board of Directors and to make a statement with regard thereto.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to instruct Ernst & Young to act as independent auditor for the year ending 31 December 2008.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 3.

RESOLUTION 4
(Agenda Item 7)

APPROVAL OF THE COMPENSATION OF CERTAIN MEMBERS OF THE BOARD OF DIRECTORS FOR THE YEAR ENDING 31 DECEMBER 2008

The Company’s Articles of Association provide that the compensation of the directors shall be set, with due regard for the Company’s Compensation Policy, by the Board of Directors.

It is proposed to the Meeting to approve the compensation of Nicholas J. Lowcock as follows:

•	Gross Annual Fee of EUR 30,000; and

•	Gross Attendance Fee of EUR 750 per meeting of the Board or committee thereof.

The outlined compensation package is in line with the compensation policy of the Company approved by the 2007 AGM on 15 May 2007 and the compensation of the incumbent non-executive directors approved at the same meeting. Although stockholder ratification of the compensation of the Board of Directors is not required by the Company’s Articles of Association, the Company is submitting this resolution to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the resolution, then our Compensation Committee will reconsider whether or not to adjust the compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 4.

RESOLUTION 5
(Agenda Item 8)

APPROVAL OF THE AMENDMENT TO INCREASE THE SHARES ISSUABLE
UNDER THE EURAND N.V. EQUITY COMPENSATION PLAN

The Company’s Articles of Association require that the Shareholders at the Annual General Meeting approve any changes with regard to arrangements concerning compensation in the form of shares or share options. In the Resolution of the Board of Directors dated as of 12 December 2007, the Board of Directors adopted Amendment 2008-1 to the Company’s Equity Compensation Plan, adopted on 29 August 2007 and amended on 12 December 2007 (the “Equity Compensation Plan”), substantially in the form recommended by the Compensation Committee. Amendment 2008-1 increased the total number of shares that may be issued or transferred under the Equity Compensation Plan to 9,735,224 shares.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to approve and adopt Amendment 2008-1.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 5.

RESOLUTION 6
(Agenda Item 9)

AUTHORIZATION TO THE BOARD OF DIRECTORS TO ISSUE SHARES, TO GRANT RIGHTS TO ACQUIRE SHARES AND TO EXCLUDE OR RESTRICT PRE-EMPTIVE RIGHTS

The Company’s Articles of Association provide that the Shareholders at the AGM may grant authorization to the Board of Directors to issue shares in the capital of the Company, to grant rights to acquire shares and to exclude or restrict pre-emptive rights with respect to such issuance, the duration of such authorization not to be in excess of five years.

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It is proposed to the Meeting to grant irrevocable authorization to the Board of Directors for a period of 5 years from the date of the Meeting to issue or grant rights to acquire such number of shares in the capital of the Company as shall be permitted by the authorized capital of the Company from time to time and to exclude or restrict pre-emptive rights with respect to any issuance of shares.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to grant the above described irrevocable authorization to the Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 6

RESOLUTION 7
(Agenda Item 10)

AUTHORIZATION TO ACQUIRE SHARES IN OWN CAPITAL

The Company’s Articles of Association provide that the Shareholders at the AGM may grant authorization to the Board of Directors to acquire shares in the capital of the Company, the duration of such authorization not to be in excess of 18 months.

It is proposed to the Meeting to grant authorization to the Board of Directors for a period of 18 months from the date of the Meeting to acquire as many shares in the capital of the Company as is permitted by the law and the Articles of Association of the Company, whether through the stock exchange or by other means, for a price that is between an amount equal to nil and an amount which is not higher than 10% above the average opening price of the shares of the Company quoted on the NASDAQ Global Market on the five days immediately preceding the acquisition or, should such a quotation not exist, the average opening price of the shares of the Company quoted on the NASDAQ Global Market on the five days immediately preceding the last previous quotation on the NASDAQ Global Market.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to grant the above described authorization to the Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 7.

OTHER MATTERS

The Board of Directors do not know of any other matter to be brought before the shareholders. If any other matters are properly brought before the shareholders at the Annual General Meeting, the persons appointed as proxies will vote the shares represented thereby in accordance with their judgment.

List of Shareholders of Record

A list of shareholders of record entitled to receive notice of the Annual General Meeting will be available at the offices of Eurand, N.V. Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, the Netherlands, for inspection by our shareholders during regular business hours from 5 May 2008 to the date of the Annual General Meeting.

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AVAILABILITY OF ANNUAL REPORT

ACCOMPANYING THIS PROXY STATEMENT IS A COPY OF OUR ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2007. SHAREHOLDERS WHO WISH TO RECEIVE ADDITIONAL COPIES OF THE ANNUAL REPORT SHOULD DIRECT THEIR REQUESTS TO: EURAND N.V., OLYMPIC PLAZA, FRED. ROESKESTRAAT 123, 1076 EE AMSTERDAM, THE NETHERLANDS, ATTN: GENERAL COUNSEL. OUR ANNUAL REPORT IS ALSO AVAILABLE ON THE COMPANY’S WEBSITE AT www.eurand.com/investor_information/shareholdermeetings.

Gearóid Faherty
Chair of the Board of Directors

Amsterdam, the Netherlands
14 May 2008

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